FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 9, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF CHOOSES ADVERTISING AGENCES

Choice includes F/Nazca, DM9, Talent, NBS and DPZ; Decision is in line with the company´s strategy of consolidating its businesses in Brazil and the world

BRF chose a new group of advertising agencies yesterday (November 8) consisting of five partners: F/Nazca, DM9, Talent, NBS and DPZ. The decision is in line with the company´s strategy of consolidating its businesses in Brazil and the world. Among the brands that will be served are Sadia, Perdigão, Batavo, Elegê, Qualy, Claybom, Hot Pocket and Prezato, as well as the company´s corporate brand.

The competitive process, which got underway in August 2012, was conducted in a completely transparent and detailed way by a committee of BRF executives with the support of the SPGA – Sales Periscinoto Guerreiro Fontoura & Associados consultancy.

The Sadia account will be handled by F/Nazca which will form an association with the current agencies,  DM9 and DPZ. “We are very satisfied with this choice as the Sadia brand is one of the most admired in Brazil and will be served by excellent agencies,” said José Eduardo Cabral, vice-president of BRF´s Domestic Market. “We are sure that F/Nazca is attuned to the new period Sadia is undergoing and will make a great contribution to the team.”

The Perdigão account, currently attended by Y&R, will become the responsibility of Talent. “Y&R´s work was very important in terms of Perdigão´s positioning in recent years,” said Cabral. “We are deeply grateful for the work carried out to date and are certain that Talent will help us consolidate the Perdigão brand even further.”

NBS will maintain the dairy portfolio – Batavo and Elegê – and will also take charge of BRF´s institutional account. “This new alignment will allow BRF to strengthen its commercial communication bases even further and also guarantee its greatest asset: the closeness and loyalty of the Brazilian consumer,” Cabral added.

BRF Profile

BRF, the owner of acclaimed brands, such as Perdigão, Sadia, Batavo, Elegê and Qualy, is the largest poultry exporter in the world and one of the main collectors of milk and dairy product processors in Brazil. It has around 114,000 employees, including 52 industrial units in Brazil and 11 abroad (Argentina, the UK and the Netherlands), along with distribution centers throughout Brazil. BRF currently exports its products to more than 140 countries and has a portfolio containing over 3,000 items, including products for the meat, dairy, margarine, pasta, frozen meals and frozen vegetable segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 9, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director